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                          July 27, 2022

       Debra Frimerman, Esq.
       General Counsel
       Calyxt, Inc.
       2800 Mount Ridge Road
       Roseville, MN 55113

                                                        Re: Calyxt, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 22, 2022
                                                            File No. 333-266302

       Dear Ms. Frimerman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Peter E. Devlin, Esq.